

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

December 30, 2010

<u>Via Facsimile and U.S. Mail</u>

Keith Schaitkin, Esq.
Deputy General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re: Dynegy Inc.**
> **Amendment No. 1 to Schedule TO-T filed on December 28, 2010**
> **Filed by Icahn Capital et al.**
> **Schedule TO-T filed on December 23, 2010**
> **File No. 5-83671**

Dear Mr. Schaitkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. We note that you are amending your Schedule 13D on Schedule TO as permitted by Instruction G to Schedule TO. Please also disclose the information required by each item of Schedule TO or incorporate information from the Offer to Purchase in response to each item requirement.

Offer to Purchase

General

2. We note that the bidders beneficially own 14.92% of the total number of shares outstanding, that the offer is being made to purchase all of the outstanding shares, and that following the offer you plan to undertake a going private transaction. Please advise us as to why the tender offer does not constitute the first step in a series of transactions which has either a reasonable likelihood or a purpose of producing a going private effect. Refer to Rule 13e-3(a)(3).

3. We note that Mr. Carl Icahn and various related entities are listed as offerors on the cover page of the Schedule TO; however, throughout the Offer to Purchase, the disclosure states that the offer is being made only by IEH Merger Sub. Please revise throughout the Offer to Purchase to identify each of the co-bidders in the Offer. Please see section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000).

What are the most significant conditions to the Offer, page 3

4. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue. See Rule 14d-4(d).

Are there any consequences of the Offer on the indebtedness of the Company…, page 6

5. We note that you intend to work with Dynegy to explore other refinancing options with respect to the issuer's credit agreement. Please revise to address whether you are proposing the terms as described in your letter dated November 12, 2010. Refer to Exhibit 1 to Amendment No. 2 to the Schedule 13D.

Determination of Validity, page 18

6. Please explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

<u>Source and Amount of Funds, page 26</u>

7. We note that the Offeror will obtain the funds to purchase shares from "working capital and available lines of credit, revolvers, margin borrowing and its ability to realize cash upon the sale of liquid securities." Please revise to state the specific sources of funds and revise to include all of the information required by Item 1007(d) of Regulation M-A.

<u>Conditions of the Offer, page 57</u>

8. We note that any condition may be waived "at any time and from time to time." All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. Please revise this language to clarify the disclosure.

9. Please refer to disclosure relating to the bidders' failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and redisseminate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

· the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions